Exhibit 99.1

Can-Fite’s Piclidenoson Commences Clinical Study for the Treatment of Canine Osteoarthritis

●	Study conducted and costs covered by Vetbiolix, Can-Fite’s development and commercialization partner for the veterinary market

●	Canine osteoarthritis, a market projected to reach $3 billion by 2024, has a shorter path to regulatory approval and commercialization than human indications

PETACH TIKVA, Israel, November 23, 2021 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that its veterinary development and commercialization partner Vetbiolix, a France-based veterinary biotech company, has commenced a safety and efficacy study of Piclidenoson for the treatment of osteoarthritis in dogs. Safety results are expected Q1 2022 and efficacy data is expected Q4 2022. Piclidenoson has been widely tested in human clinical trials and has a favorable safety profile across more than 1,500 human patients.

As an oral drug with an excellent safety profile in human clinical trials, Piclidenoson may offer a much needed, safe, and effective treatment for canine osteoarthritis. The most commonly used current treatments for this indication include oral non-steroidal anti-inflammatory drugs (NSAIDs) for pain control which carry significant harmful side effects, and an injectable disease modifying osteoarthritis drug (DMOAD) that targets the progression of disease.

In the U.S. approximately 23 million dogs are diagnosed with some form of arthritis, and about 20%-25% of dogs have osteoarthritis. The chronic joint disease is characterized by loss of joint cartilage, thickening of the joint capsule, and new bone formation around the joint that leads to limb dysfunction and pain. The canine osteoarthritis market is projected to reach $3 billion by 2024.

“Based on Piclidenoson’s safety profile in humans and small animals, we expect similar excellent results in dogs. We are hopeful that Piclidenoson may also show efficacy in osteoarthritis and offer relief to millions of dogs and their families. Working with Vetbiolix for this veterinary indication, our aim is to leverage our clinical pipeline to benefit animals while accelerating our path to commercialization through a capital efficient strategy,” stated Can-Fite CEO Dr. Pnina Fishman.

Vetbiolix is responsible for all costs and development of Piclidenoson in the veterinary osteoarthritis market for dogs and cats, for which Vetbiolix has the exclusive rights to Piclidenoson for two years under an option agreement. Should the clinical studies yield positive data and Vetbiolix exercises its option to license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite upfront and milestone payments, in addition to royalties on sales upon regulatory approval for veterinary use.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite’s liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114